Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Year Ended September 30, 2017
(Amounts in millions, except the ratio)

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$381

Add:
Distributed income of affiliates	44

Less:
Equity in earnings of affiliates	(48)
377
Add: fixed charges included in earnings:
Interest expense	86
Interest element of rentals	5
Total	91

Total earnings available for fixed charges:	$468

Fixed Charges (B):
Fixed charges included in earnings	$91
Capitalized interest	—
Total fixed charges	$91

Ratio of Earnings to Fixed Charges	5.14

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for minority earnings and share of income from equity investees and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.